SCHEDULE "B"

Hi Speed Rail Facilities, Inc.

Hi Speed Rail Facilities Provider, Inc.

Ameri Metro Infrastructure Cryptocurrency, Inc.

Decentralized Autonomous Organization, LLC

Ledger Autonomous Organization

Crypto Asset and Natural Resources Commodities Exchange, LLC

Crypto Asset and Natural Resources Commodities Exchange

Crypto Asset and Natural Resources Commodities Exchange DAO LLC

Global Infrastructure Stock Exchange LLC

Global Consumptive Use Token Exchange DAO LLC

Digital Asset Management and Clearinghouse LAO LLC

Digital Asset Depository Statutory Trust

Digital Asset Depository and Asset's custodian DAO LLC

Port of Ostia, Inc.

Port of De Claudius, Inc.

DS TO DS RTR DS DS RH